MAINSTAY GROUP OF FUNDS

51 Madison Avenue

New York, NY 10010

August 12, 2019

VIA EDGAR

Ms. Sally Samuel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Response to Comments on the 485A filing (the “Registration Statement”) for The MainStay Funds (SEC File No. 811-04550) (the “Registrant”)

Dear Mr. Samuel:

This letter responds to comments that you provided telephonically on July 26, 2019 regarding the Registration Statement (SEC Accession No. 0001144204-19-031795) filed by the Registrant on June 21, 2019. Any capitalized term used in this response letter but not defined shall have the meaning given to such term in the Registration Statement.

Prospectus: MainStay MacKay Infrastructure Bond Fund

Comment 1:         Fee and Expenses of the Fund: Please revise the following to specify all the clean share classes:

You may be required to pay a commission or other transaction charge to your financial intermediary for effecting transactions in a class of shares of the Fund that has no initial sales charge, contingent deferred sales charge, or other asset-based fee for sales or distribution, such as Class I shares.

Response: We have made the requested revision.

Comment 2:         Principal Investment Strategies: Please confirm that the following do not count towards the 80% policy:

The Fund may also invest in securities of issuers that (i) directly invest in infrastructure-related companies; (ii) operate or utilize infrastructure-related assets (e.g., airlines, automakers and technology companies); or (iii) have indirect exposure to infrastructure-related assets (e.g., suppliers of construction materials).

Response: The Registrant confirms that these securities do not currently count towards the Fund’s 80% policy.

Comment 3:         Principal Investment Strategies: Please disclose the ESG criteria that the subadvisor uses in determining the securities and how they take them into consideration in Item 9.

Response: We have made the requested revision.

Comment 4:         Principal Risks: Please make sure that the following risks are fully explained:

Swaps may be subject to counterparty credit, correlation, valuation, liquidity and leveraging risks.

Response: The Registrant confirms that these risks are appropriately explained in the “Derivatives Risk” disclosure in the “Principal Risks” section of the Fund’s prospectus. The Registrant notes that these risks are further explained in the “Derivatives Transactions” disclosure and the “Swap Agreements” disclosure in the “More Abut Investment Strategies and Risk” section of the Fund’s prospectus.

Comment 5:         Principal Risks: If the Fund invests in covenant-light (cov-lite) loans, please describes such loans and the extent to which the Fund may invest in them. Please also enhance the disclosure of risks of such loans.

Response: The Fund does not currently invest in covenant-light loans.

Comment 6:         Principal Risks: Floaters and Variable Rate Notes Risk: Please consider whether the expected discontinuation of LIBOR is a principal risk for the Fund. If you believe it is not, please explain to us why supplementally. Please tailor any such principal risk disclosure to describe how the expected discontinuation of LIBOR could affect the Fund’s investments, including (1) if the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include fallback provisions that address how interest rates will be determined if LIBOR stops being published, how it will affect the liquidity of these investments, and (2) how the transition to any successor rate could impact the value of investments that reference LIBOR.

Response: The Registrant does not believe that the expected discontinuation of LIBOR, on its own, is a principal risk of the Fund. The Fund principally invests in long term instruments which are not tied to LIBOR. Nevertheless, the Registrant has determined to add disclosure in the “More About Investment Strategies and Risks” section of the Fund’s prospectus in response to this comment.

Shareholder Guide

Comment 7:         Operation as a Manager of Managers: Please clarify that it is Wholly-Owned:

Certain MainStay Funds, including those listed in the table below, have approved operating under a manager-of-managers structure with respect to any affiliated or unaffiliated subadvisor, and may rely on the Order as it relates to both Wholly-Owned Subadvisors and unaffiliated subadvisors, while other MainStay Funds may rely on the Order only as it relates to unaffiliated subadvisors.

Response: We note that the shareholders of certain Funds have approved such Funds to operate under any manager-of-managers structure, including pursuant to the Order. For this reason, the Registrant respectfully declines to incorporate this comment.

PRIOR PERFORMANCE OF SIMILAR ACCOUNTS

Comment 8:         Please confirm that the related Composite performance includes all substantially similar managed accounts.

Response: The Registrant confirms that all accounts managed by the Subadvisor that have an investment objective, strategies and policies substantially similar to the Fund are included in the Composite.

Please contact the undersigned at 201-685-6232 or Thomas Humbert at 201-685-6221 should you have any questions regarding this matter.

Sincerely,

/s/ Yi Chia Kuo

Yi Chia Kuo

Assistant Secretary

cc:	J. Kevin Gao

Thomas Bogle

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